Exhibit (a)(2)(A)

November 24, 2015

Dear Stockholder:

On behalf of the board of directors of ANADIGICS, Inc., I am pleased to inform you that on November 11, 2015, ANADIGICS agreed to be acquired by GaAs Labs, LLC (through its subsidiaries Aloha Holding Company, Inc. and Aloha Acquisition Sub, Inc.), pursuant to the terms of an Agreement and Plan of Merger by and among ANADIGICS, Aloha Holding Company, Inc. and Aloha Acquisition Sub, Inc. Aloha Acquisition Sub, Inc. has today commenced a tender offer to purchase all outstanding shares of common stock of ANADIGICS at a price of $0.35 per share, net to the seller in cash, without interest and less applicable withholding taxes.

After successful completion of the tender offer, Aloha Acquisition Sub, Inc. will be merged with ANADIGICS, with ANADIGICS becoming a wholly-owned subsidiary of Aloha Holding Company, Inc., and any ANADIGICS common stock not purchased in the tender offer will be converted into the right to receive an amount equal to $0.35 per share in cash, without interest and less applicable withholding taxes, pursuant to the merger. Unless subsequently extended, the tender offer is scheduled to expire at 11:59 P.M., New York City time, on December 23, 2015. As more fully set forth in the merger agreement, the tender offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn a number of shares of ANADIGICS common stock that, together with the shares then owned by Aloha Holding Company, Inc. and Aloha Acquisition Sub, Inc., if any, would represent at least a majority of the shares outstanding of ANADIGICS (assuming the conversion or exercise of all derivative securities convertible or exercisable immediately prior to the expiration date of the tender offer, regardless of the conversion or exercise price).

After careful consideration, including a thorough review of the terms of the tender offer with ANADIGICS’s legal and financial advisors, at a meeting held on November 11, 2015, the board of directors unanimously: (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the tender offer and the merger, are advisable, fair to, and in the best interests of ANADIGICS and ANADIGICS’s stockholders; (ii) approved and declared advisable the merger agreement, the tender offer, the merger and the other transactions contemplated by the merger agreement in accordance with the requirements of the Delaware General Corporation Law; and (iii) resolved to recommend that ANADIGICS’s stockholders accept the tender offer and tender their shares to Aloha Acquisition Sub, Inc. pursuant to the tender offer.

Accordingly, for the other reasons described in more detail in the enclosed copy of ANADIGICS’s solicitation/recommendation statement, the board of directors unanimously recommends that ANADIGICS’s stockholders accept the tender offer and tender their shares pursuant to the tender offer.

The solicitation/recommendation statement contains additional information relating to the tender offer and the merger, including a description of the reasons for the board of directors’ recommendations described above. Also enclosed are Aloha Acquisition Sub, Inc.’s Offer to Purchase, dated November 24, 2015, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the board of directors, we thank you for your support.

Sincerely,

Ronald L. Michels,

Chairman and Chief Executive Officer

ANADIGICS, Inc. / 141 Mt. Bethel Rd. / Warren, New Jersey 07059 / USA / 908-668-5000